Exhibit (c)(2)
Morgan Stanley
February 10, 2008
Board of Directors
Kellwood Company
600 Kellwood Parkway
P.O. Box 14374
St. Louis, MO 14374
Members of the Board:
We understand that Kellwood Company (the “Company”), Cardinal Integrated, LLC (“Parent”), and Cardinal Group Integrated, Inc., a wholly-owned subsidiary of Parent (“Merger Sub”, and together with Parent, “Sun Capital”), propose to enter into an Agreement and Plan of Merger, substantially in the form of the draft dated February 10, 2008 (the “Merger Agreement”), which provides, among other things, for (i) the tender offer by Parent (the “Tender Offer”) for all outstanding shares of common stock, par value $0.01 per share (the “Company Common Stock”) of the Company for $21.00 per share net in cash, and (ii) the subsequent merger (the “Merger”) of Merger Sub with and into the Company. Pursuant to the Merger, each outstanding share of the Company Common Stock, other than shares directly or indirectly owned by Sun Capital or Kellwood or as to which dissenters’ rights have been perfected, will be converted into the right to receive $21.00 per share net in cash. The terms and conditions of the Tender Offer and the Merger are more fully set forth in the Tender Offer Statement on Schedule TO, as amended (the “Offer Document”), originally filed on January 15, 2008 by Parent and SCSF Equities, LLC, and the Merger Agreement.
You have asked for our opinion as to whether the consideration to be received by the holders of the Company Common Stock other than Sun Capital pursuant to the Merger Agreement is fair from a financial point of view to such holders.
For purposes of the opinion set forth herein, we have:
a)	reviewed certain publicly available financial statements and other business and financial information of the Company;

b)	reviewed certain internal financial statements and other financial and operating data concerning the Company prepared by the management of the Company;

c)	reviewed certain financial projections prepared by the management of the Company;

d)	discussed the past and current operations and financial condition and the prospects of the Company with senior executives of the Company;

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e)	reviewed the reported prices and trading activity for the Company Common Stock;

f)	compared the financial performance of the Company and the prices and trading activity of the Company Common Stock with that of certain other comparable publicly-traded companies and their securities;

g)	reviewed the financial terms, to the extent publicly available, of certain comparable acquisition transactions;

h)	participated in discussions and negotiations among representatives of the Company and Sun Capital and their financial and legal advisors;

i)	reviewed the Offer Document;

j)	reviewed the Schedule 14D-9 originally filed on January 28, 2008 by the Company;

k)	reviewed the Merger Agreement and certain related documents; and

l)	performed such other analyses and considered such other factors as we have deemed appropriate.
We have assumed and relied upon, without independent verification, the accuracy and completeness of the information that was publicly available or supplied or otherwise made available to or discussed with us by the Company, and formed a substantial basis for this opinion. With respect to the financial projections, we have assumed that they have been reasonably prepared on bases reflecting the best currently available estimates and judgments of the management of the Company of the future financial performance of the Company. In addition, we have assumed that the Tender Offer and Merger will be consummated as contemplated in the Merger Agreement without any waiver, amendment or delay of any terms or conditions. Our opinion does not address the relative merits of the Tender Offer and Merger as compared to any other alternative business transaction, or other alternatives, or whether or not such alternatives could be achieved. We have assumed that in connection with the receipt of all the necessary governmental, regulatory or other approvals and consents required for the proposed Tender Offer and Merger, no delays, limitations, conditions or restrictions will be imposed that would have a material adverse effect on the contemplated benefits expected to be derived in the proposed Tender Offer and Merger. We are not legal, tax or regulatory advisors. We are financial advisors only and have relied upon, without independent verification, the assessment of the Company and its legal, tax or regulatory advisors with respect to legal, tax or regulatory matters. We express no opinion with respect to the adequacy of the amount or nature of compensation to any of the Company’s officers, directors or employees, or any class of such persons, relative to the consideration to be received by the holders of shares of the Company Common Stock in the Tender Offer and Merger. We have not made any independent valuation or appraisal of the assets or liabilities of the Company, nor have we been furnished with any such appraisals. Our opinion is necessarily based on financial, economic, market and other conditions as in effect on, and the information made available to us as of, the date hereof. Events occurring after the date hereof may affect this opinion and the assumptions used in preparing it, and we do not assume any obligation to update, revise or reaffirm this opinion.
We have acted as financial advisor to the Board of Directors of the Company in connection with this transaction and will receive a fee for our services, a significant portion of which is contingent upon rendering of this financial opinion and another significant portion of which is contingent upon the consummation of the Tender Offer. Please

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note that Morgan Stanley is a global financial services firm engaged in the securities, investment management and individual wealth management businesses. Our securities business is engaged in securities underwriting, trading and brokerage activities, foreign exchange, commodities and derivatives trading, prime brokerage, as well as providing investment banking, financing and financial advisory services. Morgan Stanley, its affiliates, directors and officers may at any lime invest on a principal basis or manage funds that invest, hold long or short positions, finance positions, and may trade or otherwise structure and effect transactions, for their own account or the accounts of its customers, in debt or equity securities or loans of the Company, Sun Capital or any other company, or any currency or commodity, that may be involved in this transaction, or any related derivative instrument.
This opinion has been approved by a committee of Morgan Stanley employees in accordance with our customary practice. This opinion is for the information of the Board of Directors of the Company and may not be used for any other purpose without our prior written consent, except that a copy of this opinion may be included in its entirety in any filing the Company is required to make with the Securities and Exchange Commission in connection with this transaction if such inclusion is required by applicable law. This opinion is not intended to be and shall not constitute a recommendation to any holder of the Company Common Stock as to whether to tender such Company Common Stock pursuant to the Tender Offer or take any other action in connection with the Tender Offer or the Merger.
Based on and subject to the foregoing, we are of the opinion on the date hereof that the consideration to be received by the holders of the Company Common Stock other than Sun Capital pursuant to the Merger Agreement is fair from a financial point of view to such holders.

Very truly yours, MORGAN STANLEY & CO. INCORPORATED
By:
Carmen Molinos
Managing Director